August 25, 2010

Via EDGAR and FACSIMILE

Ms. Jenn Do

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Westwood Holdings Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 1-31234

Dear Ms. Do:

This letter sets forth the responses of Westwood Holdings Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2010 (the “Comment Letter”), with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis, page 19

Assets Under Management, page 20

1.	We note your response to prior comment 1. We believe that if there are significant changes in one or more of the asset categories or the information is otherwise material to investors, you should provide appropriate disclosure in future filings. Please confirm your understanding.

Response:

The Company confirms that if there are significant changes in one or more of the asset categories or the information is otherwise material to investors, the Company will provide appropriate disclosure in future filings.

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In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Ms. Jenn Do

Securities and Exchange Commission

August 25, 2010

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me by phone at (214) 756-6383 or by facsimile at (214) 756-6920, or you may contact our outside legal counsel, Bryn A. Sappington, Fulbright & Jaworski L.L.P., at (214) 855-7180.

Sincerely,

/s/ William R. Hardcastle, Jr.
William R. Hardcastle, Jr. Chief Financial Officer Westwood Holdings Group, Inc.

cc:	Terence O’Brien, Securities and Exchange Commission
Al Pavot, Securities and Exchange Commission
Sherry Haywood, Securities and Exchange Commission
Pam Long, Securities and Exchange Commission
Brian O. Casey, Westwood Holdings Group, Inc.
Julie Gerron, Westwood Holdings Group, Inc.
Bryn A. Sappington, Fulbright & Jaworski L.L.P.
Glen J. Hettinger, Fulbright & Jaworski L.L.P.